SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                  PREFERRED INCOME MANAGEMENT FUND INCORPORATED
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement     [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Horejsi Enterprises, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)
                                                         (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC OO


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)  [ ]



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Kansas


        NUMBER OF           7   SOLE VOTING POWER

                                967,300
         SHARES

      BENEFICIALLY          8   SHARED VOTING POWER

                                0
        OWNED BY

          EACH              9   SOLE DISPOSITIVE POWER
                                967,300
        REPORTING
         PERSON            10   SHARED DISPOSITIVE POWER

                                0
          WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         967,300

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.27%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stewart R. Horejsi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)
                                                            (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)  [ ]




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

                                0
         SHARES

      BENEFICIALLY          8   SHARED VOTING POWER
                                0
        OWNED BY
          EACH              9   SOLE DISPOSITIVE POWER

                                0
        REPORTING

         PERSON            10   SHARED DISPOSITIVE POWER

                                0
          WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [X]
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON*
         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Larry L. Dunlap

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)



   3     SEC USE ONLY


   4     SOURCE OF FUNDS*



         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)  [ ]



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


        NUMBER OF           7   SOLE VOTING POWER
                                0
         SHARES
      BENEFICIALLY          8   SHARED VOTING POWER

                                0
        OWNED BY

          EACH              9   SOLE DISPOSITIVE POWER

                                0
        REPORTING

         PERSON            10   SHARED DISPOSITIVE POWER
                                0
          WITH
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [X]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
   14    TYPE OF REPORTING PERSON*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            This Statement relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). The principal executive offices of the Company are located c/o Flaherty & Crumrine Incorporated, 301 E. Colorado Boulevard, Suite 720, Pasadena, California 91101.

Item 2.     Identity and Background

            (a) This Statement is filed by Horejsi Enterprises, Inc., a Kansas corporation ( HEI ), as the direct beneficial owners of Shares, and (ii) by virtue of his positions with certain shareholders of HEI, by Stewart R. Horejsi, and (iii) by virtue of his positions with HEI and certain shareholders of HEI, by Larry L. Dunlap (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

            The Lola Brown Trust No. 1B (the Brown Trust ), Ernest Horejsi Trust No. 1B (the Ernest Horejsi 1B Trust ), Evergreen Atlantic LLC
( Evergreen ), and Stewart Horejsi Trust No. 2 (the Stewart Horejsi Trust ) are the holders of approximately 40%, 24%, 18% and 16%, respectively, of the outstanding shares of HEI. Mr. Horejsi is an agent of HEI, the Manager of Evergreen and one of three trustees of each of the Brown Trust and the Ernest Horejsi 1B Trust. Mr. Dunlap is the Chairman, President and Treasurer of HEI, and one of the three trustees of each of the Brown Trust, the Ernest Horejsi 1B Trust and the Stewart Horejsi Trust. Susan Ciciora owns approximately 1% of the outstanding shares of HEI, is a director of HEI and one of the three trustees of each of the Brown Trust, the Ernest Horejsi 1B Trust and the Stewart Horejsi Trust. Stephen C. Miller is a director of, and Secretary of, HEI.

              By virtue of the relationships described above and his roles with HEI and the primary stockholders of HEI, Mr. Horejsi may be deemed to control HEI and may be deemed to possess indirect beneficial ownership of the Shares held by HEI. However, Mr. Horejsi disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by HEI.

            (b) The principal executive offices of HEI and the business address of Mr. Horejsi are located at 253 N. Santa Fe, POB 45, Salina, Kansas 67401. The business address of Mr. Dunlap is located at 223 N. Santa Fe, POB 121, Salina, Kansas 67401. The business address of Ms. Ciciora is 1428 Coventry Court, Darien Illinois 60561 and the business address of Mr. Miller is 4888 Pearl East Circle, #202W, Boulder, Colorado 80301.

            (c) HEI is a holding company engaged through its affiliates in the retail sale of welding consumables, equipment and gases, the wholesale sale of bulk gases, leasing of cylinders to various wholesale and retail customers, and the financing of such activities.

            (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any officer or director of HEI has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither any of the Reporting Persons nor, to the best knowledge of such persons, any officer or director of HEI, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) HEI is a Kansas corporation. Mr. Horejsi and all officers and directors of HEI are citizens of the United States.


Item 3.     Source and Amount of Funds or Other Consideration

            The total amount of funds required by HEI to acquire the Shares reported in Item 5(c) was $12,954,341.50 (including commissions). Such funds were or will be provided by HEI's cash on hand and margin borrowings under accounts maintained by HEI with Bear Stearns Securities Corp. and by HEI and related parties with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Margin borrowings in the Bear Stearns account bear interest at the federal funds rate plus three-quarters of one percent and are due on demand. The foregoing description of HEI s customer agreement with Bear Stearns is qualified in its entirety by reference to the customer agreement attached as Exhibit 1.

            Margin borrowings from Merrill Lynch bear interest at the federal funds rate plus one half of one percent and are due on demand. Such margin borrowings are based on the combined collateral in accounts with Merrill Lynch maintained by each of HEI and the Brown Trust, the Ernest Horejsi 1B Trust, the Mildred B. Horejsi Trust and the Ernest Horejsi Trust. The foregoing description of HEI s account agreements with Merrill Lynch is qualified in its entirety by reference to the cash management account agreement and the working capital management account agreement attached as Exhibits 2 and 3, respectively.


Item 4.     Purpose of Transaction.

            HEI purchased the Shares described in Item 5 of this Statement in order to acquire an equity interest in the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

            In early 1996, a representative of HEI contacted Flaherty & Crumrine Incorporated ( F&C ), the Company s investment advisor, to discuss the possibility that HEI might acquire F&C or some of F&C s business, including its advisory contract with the Company. No agreement or arrangement was reached between HEI and F&C in this regard.

            Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) HEI is the direct beneficial owner of 967,300 Shares, or approximately 10.27% of the 9,416,743 Shares outstanding as of May 23, 1996, according to information contained in the Company's 1996 proxy statement. By virtue of the relationships reported under Item 2 of this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HEI. Mr. Horejsi disclaims all such beneficial ownership.

            (b) HEI has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, Mr. Horejsi may be deemed to share the indirect power to vote and direct the disposition of the Shares held by HEI.



            (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by HEI on the New York Stock Exchange.

                                                 Approximate Price
                                                 Per Share
Date                 Amount of Shares            (exclusive of commissions)
07/22/96             20,000                      12.875
07/23/96             28,400                      12.875
07/24/96             24,800                      12.875
07/25/96              4,000                      12.875
07/29/96                400                      13.000
07/29/96             80,000                      13.000
07/31/96             20,000                      13.000
07/31/96             80,000                      13.125
08/02/96              7,000                      13.375
08/02/96             25,000                      13.375
08/02/96             15,000                      13.250
08/02/96              3,000                      13.250
08/05/96             10,000                      13.250
09/09/96             27,800                      13.250
09/09/96             15,200                      13.375
09/09/96             15,000                      13.500
09/09/96             68,100                      13.625
09/09/96             73,200                      13.750
09/10/96             65,000                      13.750
09/10/96             13,200                      13.625
09/11/96             40,500                      13.750
09/11/96             14,500                      13.625
09/12/96             15,000                      13.750
09/12/96             38,000                      13.875
09/16/96             87,500                      13.875
09/16/96                300                      13.750
09/17/96             12,700                      13.875
09/18/96             28,000                      13.875

            (d) HEI has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            HEI is a party to a Customer Agreement with Bear Stearns Securities Corp. dated as of January 29, 1995. Margin borrowings under the agreement bear interest at the federal funds rate plus three quarters of one percent and are due upon demand. No borrowings are currently outstanding under the agreement. The foregoing summary of the agreement is qualified in its entirety by reference to the attached Exhibit 1, which is incorporated herein by this reference.

            HEI is a party to a Working Capital Management Account Agreement and a Cash Management Account Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Margin borrowings under the agreements bear interest at the federal funds rate plus one half of one percent and are due upon demand. Margin borrowings from Merrill Lynch are based on the combined collateral in accounts with Merrill Lynch maintained by each of HEI and the Brown Trust, the Ernest Horejsi 1B Trust, the Mildred B. Horejsi Trust and the Ernest Horejsi Trust. As of September 18, 1996, $26,673,884.85 in borrowings were outstanding under such accounts, of which $6,255,219.95 was attributable to borrowings by HEI. The foregoing summary of HEI s agreements with Merrill Lynch is qualified in its entirety by reference to the attached Exhibit 2 and 3, which are incorporated herein by this reference.

            Other than set forth above, neither any of the Reporting Persons nor, to the best knowledge of such persons, any officer or director of HEI has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits.

            Exhibit 1. Customer Agreement dated as of January 29, 1995 between Horejsi Enterprises Inc. and Bear Stearns Securities Corp.

            Exhibit 2. Working Capital Management Account Agreement between Horejsi Enterprises Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

            Exhibit 3. Cash Management Account Agreement between Horejsi Enterprises Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated


                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 19, 1996


                                    /s/ Stewart R. Horejsi
                                    Stewart R. Horejsi, individually


                                    /s/ Larry L. Dunlap
                                    Larry L. Dunlap, individually and as
                                    Chairman and President of Horejsi
                                    Enterprises, Inc.